David Lubin & Associates, PLLC

26 East Hawthorne Avenue

Valley Stream, NY 11580

Telephone: (516) 887-8200

Facsimile: (516) 887-8250

March 9, 2007

BY EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attention: Anne Nguyen Parker

Re:	Liberty Petroleum, Inc.
Amendment No. 3 to Form F-1
Filed on February 7, 2007
File Number 333-137571

Ladies and Gentlemen:

Liberty Petroleum, Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 to the registration statement on Form F-1 (the “Amendment No. 3”) in response to the Commission’s comments, dated February 23, 2007 (the “Comment Letter”), with reference to the Company’s Amendment No. 2 to the registration statement on Form F-1 (the “Registration Statement”) filed with the Commission on February 7, 2007.

In addition to Amendment No. 3, the Company supplementally responds to all the Commission’s comments as follows:

General

1.            Comment: Please provide updated consents with your next amendment.

Response: The Company has provided an updated consent from its accountants, which is filed as Exhibit 23.1 to Amendment No. 3.

Summary Financial Information

2.          Comment: Please explain why you have qualified your summary financial information by reference to the Company’s financial statements. Please contact us to discuss.

Response: The Company has removed the reference to the qualification of the Summary Financial Information in the registration statement on Form F-1.

Financial Statements

Nine Months Ended September 30, 2006

3.            Comment: We note your response to our previous comment number eight. Based on your response, it appears you have restated your previously filed interim financial statements as of and for the period ended September 30, 3006. Please modify the relevant interim financial statements to label them as “restated” and provide a footnote disclosure that depicts the amounts as previously reported and as restated. Provide sufficient narrative disclosure to facilitate investor understanding of the changes to your financial statements.

Response: The Company has added Note 5 to the September 30, 2006 financial statements. Note 5 provides an explanation regarding the reasons for the restatement of the September 30, 2006 financial statements and the note also includes disclosure of the financial statements as restated and previously reported. The September 30, 2006 financial statements as restated are now labeled as “restated”.

Discontinued Operations, page 50

4.           Comment: Please tell us why you believe it is appropriate to reflect your option payment associated with a mineral property as discontinued operations under Canadian and U.S. GAAP. Please refer to paragraph 41 of SFAS 144 for U.S. GAAP.

Response: The Company has amended the line item description on the Statement of Loss and Deficit from ‘Discontinued Operations’ to ‘Write-off of Mineral Property Option Payment’. The Company has also amended the title of Note 4 to the September 30, 2006 financial statements from ‘Discontinued Operations’ to ‘Mineral Property Option Payment’.

Note 5 – U.S. Generally Accepted Accounting Principals

Mineral Exploration and Development, page 51

5.           Comment: Please note that exploration costs associated with mining properties under U.S. GAAP shall be expenses as incurred regardless of the existence of reserves or the stage of a project’s development. Please review your disclosure accordingly.

Response: The Company has amended its disclosure in Note 6 (formerly Note 5) to the September 30, 2006 financial statements to reflect the fact that exploration costs are expensed as incurred regardless of the existence of reserves or the stage of a project’s development.

Oil and Gas Exploration and Development, page 51

6.            Comment: We note your disclosure that indicates you account for your oil and gas activities using the full cost method of accounting as prescribed by Industry Guide 2. Please note that the guidance for full cost accounting under U.S. GAAP is prescribed in Rule 4-10 of Regulation S-X. Please revise your disclosure accordingly.

Response: The Company has amended its disclosure in Note 6 (formerly Note 5) to the September 30, 2006 financial statements to reflect the fact that the guidance for full cost accounting under U.S. GAAP is prescribed in Rule 4-10 of Regulation S-X.

The Company respectfully submits via EDGAR the foregoing response to the Commission and Amendment No. 3 to Form F-1 as requested by the Commission. Please note that we are also submitting via courier three (3) copies of a hand marked blackline showing changes from the filing of the Company’s Amendment No. 3 to Form F-1 in order to help expedite the review process.

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,

/s/ David Lubin & Associates, PLLC

David Lubin & Associates, PLLC

cc: Mr. Paul Uppal